BLACKROCK INVESTMENTS, INC.
40 East 52nd Street
New York, New York 10022
December 19, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Balanced Capital Fund, Inc. Post-Effective Amendment No. 52 to Registration Statement on Form N-1A Securities Act File No. 2-49007
Ladies and Gentlemen:
BlackRock Investments, Inc., the principal underwriter of BlackRock Balanced Capital Fund, Inc. (the “Corporation”), hereby joins in the request of the Corporation for acceleration of the effective date of Post-Effective Amendment No. 52 to the above-named Registration Statement so that it may be declared effective by 5:30 p.m. on January 28, 2009, or as soon as possible thereafter.

Very truly yours, BLACKROCK INVESTMENTS, INC.
By:	/s/ Frank Porcelli
	Name:	Frank Porcelli
	Title:	Managing Director

BLACKROCK BALANCED CAPITAL FUND, INC.
100 Bellevue Parkway
Wilmington, Delaware 19809
December 19, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Balanced Capital Fund, Inc. Post-Effective Amendment No. 52 to Registration Statement on Form N-1A Securities Act File No. 2-49007
Ladies and Gentlemen:
BlackRock Balanced Capital Fund, Inc., a Maryland corporation (the “Corporation”), hereby respectfully requests that the effective date of Post-Effective Amendment No. 52 (the “Amendment”) to its Registration Statement on Form N-1A (File No. 2-49007) be accelerated so that such Amendment may be declared effective at 5:30 p.m on Friday, January 28, 2009, or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Edward Gizzi of Willkie Farr & Gallagher LLP at (212) 728-8555, and that such effectiveness also be confirmed in writing.

Very truly yours, BlackRock Balanced Capital Fund, Inc.
By:	/s/ Donald C. Burke
	Name:	Donald C. Burke
	Title:	President